SEC File Number: 001-35006
CUSIP Number: 84763A108
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	□ Form 20F	□ Form 11K	□ Form 10Q	□ Form 10D
	□ Form NSAR	□ Form NCSR

	For Period Ended:	December 31, 2017

□Transition Report on Form 10K
□Transition Report on Form 20F
□Transition Report on Form 11K
□Transition Report on Form 10Q
□Transition Report on Form NSAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

SPECTRUM PHARMACEUTICALS, INC.
Full Name of Registrant

Former Name if Applicable

11500 South Eastern Avenue, Suite 240
Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89052
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K, Form NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10K, 20F, 11K, 10Q, 10D, NSAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

When Spectrum Pharmaceuticals, Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, the Company intended to incorporate by reference the information required in Part III of the Form 10-K from its proxy statement. Because the Company had not yet filed its definitive proxy statement, it sought to prepare and file an amendment to its Form 10-K to include the information required by Part III of its Form 10-K by April 30, 2018. The Company was unable to file the amendment to its Form 10-K without unreasonable expense and effort in light of the circumstances described below.

Due to unanticipated delays in reviewing and finalizing changes to the amended filing and technical difficulties with the submission of the filing, including three suspended transmissions, associated with the inclusion of required hyperlinks in the exhibit list of the filing, the Company filed the Form 10-K/A shortly after 5:30 p.m. Eastern time, the EDGAR filing deadline, on April 30, 2018.

Since the filing has already been completed, the Company has complied with the requirement set forth in Rule 12b-25 of the Securities and Exchange Act of 1934, as amended, that the amendment be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kurt A. Gustafson	(949)	743-9278
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐    Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPECTRUM PHARMACEUTICALS, INC.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2018	By:	/s/ Kurt A. Gustafson
Executive Vice President and
Chief Financial Officer